UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13G

(Amendment No.     )*

Egalet Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28226B104
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B104	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Venture Associates III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,365,191

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,365,191

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,191

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.42%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 28226B104	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Ventures III (Delaware) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
896,816

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
896,816

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
896,816

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.56%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 28226B104	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Ventures III (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
441,477

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
441,477

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
441,477

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.75%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 28226B104	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,976

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,976

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,976

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.06%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 28226B104	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yucca (Jersey) SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
26,257

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
26,257

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,257

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.10%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 28226B104	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Venture Life Associates VI Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,022,368

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,022,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,022,368

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.06%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 28226B104	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Ventures Life VI (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,007,033

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,007,033

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,007,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.00%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 28226B104	13G	Page 9 of 17 Pages

Item 1(a).	Name of Issuer:

Egalet Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

460 East Lee Road, Suite 100
Wayne, Pennsylvania 19087

Item 2(a).	Name of Persons Filing:

	(i)	Index Venture Associates III Limited
	(ii)	Index Ventures III (Delaware) L.P.
	(iii)	Index Ventures III (Jersey) L.P.
	(iv)	Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.
	(v)	Yucca (Jersey) SLP
	(vi)	Index Venture Life Associates VI Limited
	(vii)	Index Ventures Life VI (Jersey) L.P.

Item 2(b).	Address of Principal Business Office:

	(i)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
	(ii)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
	(iii)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
	(iv)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
	(v)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
	(vi)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
	(vii)	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

Item 2(c).	Citizenship:

	(i)	Jersey
	(ii)	Jersey
	(iii)	Jersey
	(iv)	Jersey
	(v)	Jersey
	(vi)	Jersey
	(vii)	Jersey

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

28226B104

CUSIP No. 28226B104	13G	Page 10 of 17 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

[ ]	Broker or dealer registered under Section 15 of the Act;

[ ]	Bank as defined in Section 3(a)(6) of the Act;

[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ]	A non-U.S. institution in accordance with Section 240.240.13d-1(b)(1)(ii)(J);

[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 28226B104	13G	Page 11 of 17 Pages

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2016 and the ownership percentages are based upon 25,189,125 outstanding shares of common stock of the Issuer ("Common Stock") as of November 8, 2016 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016.

Index Ventures III (Delaware) L.P. ("Delaware") is the record owner of 896,816 shares of Common Stock and Index Ventures III (Jersey) L.P. ("Jersey") is the record owner of 441,477 shares of Common Stock.

Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. ("Index PEF", and collectively with Delaware and Jersey, the "Index III Funds") is the record owner of 15,976 shares of Common Stock.

As the general partner of the Index III Funds, Index Venture Associates III Limited ("Index Associates III") may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index III Funds.

Index Ventures Life VI (Jersey) L.P. ("Index Life VI") is the record owner of 1,007,033 shares of Common Stock. As the general partner of Index Life VI, Index Associates VI Limited ("Index Associates VI") may be deemed to have shared dispositive power and shared voting power over the shares owned by Index Life VI.

Yucca (Jersey) SLP ("Yucca") is the record owner of 26,257 shares of Common Stock. Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds and Index Life VI. As a result, Index Associates III and Index Associates VI may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca which track the investments of the Index III Funds and Index Life VI, respectively, by virtue of their shared dispositive power over and shared voting power over the shares owned by the Index III Funds and Index Life VI, respectively.

CUSIP No. 28226B104	13G	Page 12 of 17 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28226B104	13G	Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: 8/2/2017

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

INDEX VENTURES III (DELAWARE) L.P.
By: Index Venture Associates III Limited, its
general partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

INDEX VENTURES III (JERSEY) L.P.
By: Index Venture Associates III Limited, its
general partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

INDEX VENTURES III PARALLEL
ENTREPRENEUR FUND (JERSEY) L.P.
By: Index Venture Associates III Limited, its
general partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

CUSIP No. 28226B104	13G	Page 14 of 17 Pages

YUCCA (JERSEY) SLP
By: Intertrust Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as an Administrator of the Index Co-
Investment Scheme

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Authorized Signatory

By:	/s/ Sarah Earles
Name:	Sarah Earles
Title:	Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI
LIMITED

By:	/s/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

INDEX VENTURES LIFE VI (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

CUSIP No. 28226B104	13G	Page 15 of 17 Pages

Exhibit 1

AGREEMENT

    Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: 8/2/2017

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

INDEX VENTURES III (DELAWARE) L.P.
By: Index Venture Associates III Limited, its
general partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

INDEX VENTURES III (JERSEY) L.P.
By: Index Venture Associates III Limited, its
general partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

INDEX VENTURES III PARALLEL
ENTREPRENEUR FUND (JERSEY) L.P.
By: Index Venture Associates III Limited, its
general partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

CUSIP No. 28226B104	13G	Page 16 of 17 Pages

YUCCA (JERSEY) SLP
By: Intertrust Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as an Administrator of the Index Co-
Investment Scheme

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Authorized Signatory

By:	/s/ Sarah Earles
Name:	Sarah Earles
Title:	Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI
LIMITED

By:	/s/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

INDEX VENTURES LIFE VI (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

CUSIP No. 28226B104	13G	Page 17 of 17 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures III (Jersey) L.P. ("Index Ventures III"), Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. ("Index Ventures III Parallel"), Yucca Jersey SLP ("Yucca"),  Index Ventures III (Delaware) L.P. ("Index III Delaware"), Index Venture Associates III Limited ("Index III Limited") Index Ventures Life VI (Jersey) L.P. ("Index Life VI") and Index Ventures Life Associates VI Limited ("Index Life VI Limited") are filing this statement on Schedule 13G as a group.

Index Ventures III is a Jersey (Channel Islands) partnership. Its managing general partner is Index III Limited.

Index Ventures III Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index III Limited.

Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index III Limited.

Index III Delaware is a Delaware partnership. Its managing general partner is Index III Limited.

Index Life VI is a Jersey (Channel Islands) partnership. Its managing general partner is Index Life VI Limited.